Pricing Supplement dated July 5, 2009 (To Prospectus dated February 9, 2009)	Rule #424(b)(3) File No. 333-136724
Advanta Corp.
For use only by residents of: CA, CO, CT, DE, FL, GA, KS, MA, MD, MN, NJ, OR, PA and UT
ADVANTA INVESTMENT NOTES — Minimum Investment $5,000

Term	Interest Rate	Annual Percentage Yield (1)
3 month	7.70%	8.00%
6 month	8.62%	9.00%
12 month	10.44%	11.00%
18 month	9.53%	10.00%
24 month	11.38%	12.05%
30 month	9.53%	10.00%
3 year	9.99%	10.50%
4 year	10.44%	11.00%
5 year	10.89%	11.50%
7 year	11.11%	11.75%
10 year	11.38%	12.05%

[1]	The stated Annual Percentage Yields (APYs) assume all interest reinvested daily at the stated rate.
SPECIAL INVESTMENT NOTE TERM
FOR RENEWING INVESTMENT NOTE AND REDIRESERVE CERTIFICATE INVESTORS(2)
Minimum Investment $5,000

Term	Interest Rate	Annual Percentage Yield (3)
14 month	11.56%	12.25%

[2]	The 14-month investment note term is only being offered to Renewing Investment Note and RediReserve Certificate Investors (as defined in the next sentence) and is only available for investments of $5,000 or greater. “Renewing Investment Note and RediReserve Certificate Investors” are holders of maturing Investment Notes who renew those Investment Notes for the 14-month term and holders of a RediReserve Certificate who invest funds from an existing RediReserve Certificate in a 14-month investment note.

[3]	The stated Annual Percentage Yield (APY) assumes all interest reinvested daily at the stated rate.
REDIRESERVE VARIABLE RATE CERTIFICATES — Minimum Investment $5,000

Balance Tier	Interest Rate	Annual Percentage Yield (4)
$100 to $4,999	4.50%	4.60%
$5,000 to $24,999	4.55%	4.65%
$25,000 to $49,999	4.60%	4.71%
$50,000 plus	4.65%	4.76%

[4]	The stated Annual Percentage Yields (APYs) assume all interest reinvested daily at the stated rate. The interest rate we pay on any particular RediReserve Certificate depends on the tier into which the holder’s end-of-the-day balance falls. We will not pay interest on a RediReserve Certificate for any day on which the end-of-the-day balance is less than $100. Interest rates and APYs for each tier may change from week to week and will apply to outstanding RediReserve Certificates. We currently set the interest rates each Sunday and they are effective through Saturday. Interest rates for each one week period, currently commencing on Sunday, will be at least equal to the rate on the thirteen week U.S. Treasury Bill auctioned on the immediately preceding Monday less one percent (1%).
ADDITIONAL INFORMATION — RECENT DEVELOPMENTS
We file annual, quarterly and special reports, proxy statements and other information, including information about recent developments, with the SEC. You may read and copy any document we file at the following public reference room maintained by the SEC at: 100 F Street NE, Room 1580, Washington, D.C. 20549.
You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s Internet website at http://www.sec.gov.
An offer can only be made by the prospectus dated February 9, 2009, in conjunction with this pricing supplement. See “Risk Factors” beginning at page 10 of the prospectus for a discussion of certain factors which should be considered in connection with an investment in the Notes and RediReserve Certificates. The Notes and RediReserve Certificates represent obligations of Advanta Corp. and are not insured or guaranteed by the FDIC or any governmental or private entity.

For More Information Call 1-800-223-7074	Utah Residents, Please Call 1-800-259-5862
PS 07/09